Exhibit D.9: Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Experts” and to the incorporation by reference in the Registration Statements (Form F-3 no. 333-104577 and Form S-8 nos. 333-09874 and 333-130283) of Canadian Imperial Bank of Commerce (“CIBC”) of our reports dated December 6, 2006, with respect to the consolidated financial statements of CIBC, CIBC management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CIBC, included in this Annual Report (Form 40-F) for the year ended October 31, 2006.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 18, 2006